Bingham McCutchen LLP
2020 K Street NW
Washington, DC 2004
Tel: 202.373.6000
Fax: 202.373.6001
www.bingham.com

October 18, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are writing in response to Staff comments we received orally on October 5, 2012 requesting that the Trust file copies of its advisory, sub-advisory and business management agreements related to the Trust’s initial registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission on June 22, 2012.  Each of the three form of agreements are included herein as correspondence.  As of our most recent filing of pre-effective amendment no. 1 to the Trust’s registration statement on Form N-1A on August 31, 2012, the parties to the agreements have re-structured the payment arrangement so that the business manager pays the adviser, and the adviser pays the sub-adviser.  This change will be reflected in pre-effective amendment no. 2 to the Trust’s registration statement.

In addition, with respect to the Staff’s comment regarding access to index information and index methodologies on the internet, each of the funds’ index information and methodology is now available at www.ise.com/index.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire

FORM OF

FACTORSHARES TRUST

INVESTMENT ADVISORY AGREEMENT

with

Factor Advisors, LLC

This INVESTMENT ADVISORY AGREEMENT (the “Agreement”) is made as of this [●] day of October, 2012 by and between FACTORSHARES TRUST (the “Trust”), a Delaware statutory trust, and FACTOR ADVISORS, LLC, a Delaware limited liability company with its principal place of business at One Penn Plaza, 36th Floor, New York, New York 10119 (the “Adviser”).

W I T N E S S E T H

WHEREAS, the Trust is an open-end management investment company, registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust has entered into a Business Management Agreement dated October__, 2012 with PureShares LLC (the “Business Manager”), pursuant to which the Business Manager is obligated to pay the investment advisory fees set forth in Schedule A hereto, to the Adviser; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers  Act  of  1940  (the  “Advisers  Act”)  and  is  engaged  in  the  business  of  supplying investment advice as an independent contractor; and

WHEREAS, the Board of Trustees (the “Board”) of the Trust has selected the Adviser to act as investment adviser to the Trust on behalf of the series set forth on Schedule A to this Agreement (each a “Fund” and, collectively, the “Funds”), as such Schedule may be amended from time to time upon mutual agreement of the parties, and to provide certain related services, as more fully set forth below, and to perform such services under the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth herein, the Trust and the Adviser agree as follows:

1.           The Adviser’s Services.

(a)       Discretionary Investment Management Services. The Adviser shall act as investment adviser with respect to the Funds. In such capacity, the Adviser shall, subject to the supervision of the Board, regularly provide the Funds with investment research, advice and supervision and shall furnish continuously an investment program for the Funds, consistent with the respective investment objectives and policies of each Fund. The Adviser shall determine, from time to time, what securities shall be purchased for the Funds, what securities shall be held or sold by the Funds and what portion of the Funds’ assets shall be held uninvested in cash, subject always to the provisions of the Trust’s Agreement  and  Declaration  of  Trust,  By-Laws  and  its  registration  statement  on Form N-1A (the “Registration Statement”) under the 1940 Act, and under the Securities Act of 1933, as amended (the “1933 Act”), covering Fund shares, as filed with the U.S. Securities and Exchange Commission (the “Commission”), and to the investment objectives, policies and restrictions of the Funds, as each of the same shall be from time to time in effect. To carry out such obligations, the Adviser shall exercise full discretion and act for the Funds in the same manner and with the same force and effect as the Funds themselves might or could do with respect to purchases, sales or other transactions, as well as with respect to all other such things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. No reference in this Agreement to the Adviser having full discretionary authority over each Fund’s investments shall in any way limit the right of the Board, in its sole discretion, to establish or revise policies in connection with the management of a Fund’s assets or to otherwise exercise its right to control the overall management of a Fund.

(b)       Selection of Sub-Adviser(s).  The  Adviser  shall  have  the  authority hereunder to select and retain sub-advisers, including an affiliated person (as defined under the 1940 Act) of the Adviser (each a “Sub-Adviser”), for each of the Funds referenced in Schedule A to perform some or all of the services for which the Adviser is responsible pursuant to this Agreement. The Adviser shall supervise the activities of the sub-adviser(s), and the retention of a sub-adviser by the Adviser shall not relieve the Adviser of its responsibilities under this Agreement. Any such sub-adviser shall be registered and in good standing with the Commission and capable of performing its sub- advisory duties pursuant to a sub-advisory agreement approved by the Trust’s Board of Trustees and, except as otherwise permitted by the 1940 Act or by rule or regulation, a vote of a majority of the outstanding voting securities of the applicable Fund.

(c)       Compliance. The Adviser agrees to comply with the requirements of the 1940 Act, the Advisers Act, the 1933 Act, the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Commodity Exchange Act and the respective rules and regulations thereunder, as applicable, as well as with all other applicable federal and state laws, rules, regulations and case law that relate to the services and relationships described hereunder and to the conduct of its business as a registered investment adviser. The Adviser also agrees to comply with the objectives, policies and restrictions set forth in the Registration Statement, as amended or supplemented, of the Funds, and with any policies, guidelines, instructions and procedures approved by the Board and provided to the Adviser. In selecting each Fund’s portfolio securities and performing the Adviser’s obligations hereunder, the Adviser shall cause each Fund to comply with the diversification and source of income requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company if the Fund has elected to be treated as a regulated investment company under the Code. The Adviser shall maintain compliance procedures that it reasonably believes are adequate to ensure its compliance with the foregoing. No supervisory activity undertaken by the Board shall limit the Adviser’s full responsibility for any of the foregoing.

(d)       Proxy Voting. The Board has the authority to determine how proxies with respect to securities that are held by the Funds shall be voted, and the Board has initially determined to delegate the authority and responsibility to vote proxies for each Fund’s securities to the Adviser. So long as proxy voting authority for a Fund has been delegated to the Adviser, the Adviser shall exercise its proxy voting responsibilities. The Adviser shall carry out such responsibility in accordance with any instructions that the Board shall provide from time to time, and at all times in a manner consistent with Rule 206(4)-6 under the Advisers Act and its fiduciary responsibilities to the Trust. The Adviser shall provide periodic reports and keep records relating to proxy voting as the Board may reasonably request or as may be necessary for the Funds to comply with the 1940 Act and other applicable law. Any such delegation of proxy voting responsibility to the Adviser may be revoked or modified by the Board at any time. The Trust acknowledges and agrees that the Adviser may delegate its responsibility to vote proxies for a Fund to the Fund’s Sub-Adviser(s).

(e)       Recordkeeping. The Adviser shall not be responsible for the provision of administrative, bookkeeping or accounting services to the Funds, except as otherwise provided herein or as may be necessary for the Adviser to supply to the Trust or its Board the information required to be supplied under this Agreement.

The Adviser shall maintain separate books and detailed records of all matters pertaining to Fund assets advised by the Adviser required by Rule 31a-1 under the 1940 Act  (other  than  those  records  being  maintained  by  any  administrator, custodian  or transfer agent appointed by the Funds) relating to its responsibilities provided hereunder with respect to the Funds, and shall preserve such records for the periods and in a manner prescribed  therefore  by  Rule  31a-2  under  the  1940  Act  (the  “Funds’  Books  and Records”). The Funds’ Books and Records shall be available to the Board at any time upon request, shall be delivered to the Trust upon the termination of this Agreement and shall be available without delay during any day the Trust is open for business.

(f)        Holdings Information and Pricing.  The Adviser shall provide regular reports regarding Fund holdings, and shall, on its own initiative, furnish the Trust and its Board from time to time with whatever information the Adviser believes is appropriate for this purpose. The Adviser agrees to immediately notify the Trust if the Adviser reasonably believes that the value of any security held by a Fund may not reflect its fair value. The Adviser agrees to provide any pricing information of which the Adviser is aware to the Trust, its Board and/or any Fund pricing agent to assist in the determination of the fair value of any Fund holdings for which market quotations are not readily available or as otherwise required in accordance with the 1940 Act or the Trust’s valuation procedures for the purpose of calculating each Fund’s net asset value in accordance with procedures and methods established by the Board.

(g)       Cooperation with Agents of the Trust. The Adviser agrees to cooperate with and provide reasonable assistance to the Trust, any Trust custodian or foreign sub- custodians, any Trust pricing agents and all other agents and representatives of the Trust, such information with respect to the Funds as they may reasonably request from time to time in the performance of their obligations, provide prompt responses to reasonable requests made by such persons and establish appropriate interfaces with each so as to promote the efficient exchange of information and compliance with applicable laws and regulations.

(h)       Business Management Agreement. The Adviser agrees to assist the Trust in complying with the requirements of the Business Management Agreement, dated October __, 2012.

2.           Code of Ethics.  The  Adviser  has  adopted  a  written  code  of  ethics  that  it reasonably believes complies with the requirements of Rule 17j-1 under the 1940 Act, which it will provide to the Trust. The Adviser shall ensure that its Access Persons (as defined in the Adviser’s Code of Ethics) comply in all material respects with the Adviser’s Code of Ethics, as in effect from time to time. Upon request, the Adviser shall provide the Trust with a (i) a copy of the Adviser’s current Code of Ethics, as in effect from time to time, and (ii) certification that it has adopted procedures reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by the Adviser’s Code of Ethics. Annually, the Adviser shall furnish a written report, which complies with the requirements of Rule 17j-1, concerning the Adviser’s Code of Ethics to the Trust. The Adviser shall respond to requests for information from the Trust as to violations of the Code of Ethics by Access Persons and the sanctions imposed by the Adviser. The Adviser shall immediately notify the Trust of any material violation of the Code of Ethics, whether or not such violation relates to a security held by any Fund.

3.           Information and Reporting. The Advisor shall provide the Trust and its respective officers with such periodic reporting concerning the obligations the Advisor has assumed under this Agreement as the Trust may from time to time reasonably request.

(a)       Notification of Breach / Compliance Reports. The Adviser shall notify the Trust immediately upon detection of (i) any material failure to manage any Fund in accordance with its investment objectives and policies or any applicable law; or (ii) any material breach of any of the Funds’ or the Adviser’s policies, guidelines or procedures. In  addition,  the  Adviser  shall  provide  a  quarterly  report  regarding  each  Fund’s compliance with its investment objectives and policies, applicable law, including, but not limited to the 1940 Act and Subchapter M of the Code, as applicable, and the Fund’s policies, guidelines or procedures as applicable to the Adviser’s obligations under this Agreement. The Adviser agrees to correct any such failure promptly and to take any action that the Board may reasonably request in connection with any such breach. Upon request, the Adviser shall also provide the officers of the Trust with supporting certifications in connection with such certifications of Fund financial statements and disclosure controls pursuant to the Sarbanes-Oxley Act. The Adviser will promptly notify the Trust in the event (i) the Adviser is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board, or body, involving the affairs of the Trust (excluding class action suits in which a Fund is a member of the plaintiff class by reason of the Fund’s ownership of shares in the defendant) or the compliance by the Adviser with the federal or state securities laws or (ii) an actual change in control of the Adviser resulting in an “assignment” (as defined in the 1940 Act) has occurred or is otherwise proposed to occur.

(b)      Board and Filings Information. The Adviser will also provide the Trust with any information reasonably requested regarding its management of the Funds required for any meeting of the Board, or for any shareholder report, amended registration statement, proxy statement, or prospectus supplement to be filed by the Trust with the Commission. The Adviser will make its officers and employees available to meet with the Board from time to time on due notice to review its investment management services to the Funds in light of current and prospective economic and market conditions and shall furnish to the Board such information as may reasonably be necessary in order for the Board to evaluate this Agreement or any proposed amendments thereto.

(c)       Transaction Information. The Adviser shall furnish to the Trust such information concerning portfolio transactions as may be necessary to enable the Trust or its designated agent to perform such compliance testing on the Funds and the Adviser’s services  as  the  Trust  may,  in  its  sole  discretion, determine  to  be  appropriate. The provision of such information by the Adviser to the Trust or its designated agent in no way relieves the Adviser of its own responsibilities under this Agreement.

4.           Brokerage.

(a)       Principal Transactions. In connection with purchases or sales of securities for the account of a Fund, neither the Adviser nor any of its directors, officers or employees will act as a principal or agent or receive any commission except as permitted by the 1940 Act.

(b)       Placement of Orders. The Adviser shall arrange for the placing of all orders for the purchase and sale of securities for a Fund’s account with brokers or dealers selected by the Adviser. In the selection of such brokers or dealers and the placing of such orders, the Adviser is directed at all times to seek for each Fund the most favorable execution and net price available under the circumstances. It is also understood that it is desirable for the Funds that the Adviser have access to brokerage and research services provided by brokers who may execute brokerage transactions at a higher cost to the Funds than may result when allocating brokerage to other brokers, consistent with section 28(e) of the 1934 Act and any Commission staff interpretations thereof. Therefore, the Adviser is authorized to place orders for the purchase and sale of securities for a Fund with such brokers, subject to review by the Board from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful to the Adviser in connection with its or its affiliates’ services to other clients.

(c)       Aggregated Transactions. On occasions when the Adviser deems the purchase or sale of a security to be in the best interest of a Fund as well as other clients of the Adviser, the Adviser may, to the extent permitted by applicable law and regulations, aggregate the order for securities to be sold or purchased. In such event, the Adviser will allocate securities or futures contracts so purchased or sold, as well as the expenses incurred in the transaction, in the manner the Adviser reasonably considers to be equitable and consistent with its fiduciary obligations to the Fund and to such other clients under the circumstances.

(d)       Affiliated Brokers. The Adviser or any of its affiliates may act as broker in connection with the purchase or sale of securities or other investments for a Fund, subject to: (i) the requirement that the Adviser seek to obtain best execution and price within the policy guidelines determined by the Board and set forth in the Fund’s current prospectus and SAI; (ii) the provisions of the 1940 Act; (iii) the provisions of the Advisers Act; (iv) the provisions of the 1934 Act; and (v) other provisions of applicable law. These brokerage services are not within the scope of the duties of the Adviser under this Agreement. Subject to the requirements of applicable law and any procedures adopted by the Board, the Adviser or its affiliates may receive brokerage commissions, fees or other remuneration from a Fund for these services in addition to the Adviser’s fees for services under this Agreement.

5.           Custody. Nothing in this Agreement shall permit the Adviser to take or receive physical possession of cash, securities or other investments of a Fund.

6.           Compensation to the Adviser. For the services to be provided by the Adviser pursuant to this Agreement, the Adviser will receive from the Business Manager, and the Adviser agrees to accept as full compensation therefore, an advisory fee at the rate specified in Schedule A attached hereto and made part of this Agreement. The fee will be calculated based on the average daily value of the Assets, shall be computed daily, and will be paid to the Adviser not less than monthly in arrears. Except as may otherwise be prohibited by law or regulation (including any then current SEC staff interpretations), the Adviser may, in its sole discretion and from time to time, waive a portion of its fee.

In the event of termination of this Agreement, the fee provided in this Section shall be computed on the basis of the period ending on the last business day on which this Agreement is in effect subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month.

7.          Expenses. The Adviser will furnish, at its expense, all necessary facilities and personnel, including personnel compensation, expenses and fees required for the Adviser to perform its duties under this Agreement; administrative facilities, including operations and bookkeeping, and all equipment necessary for the efficient conduct of the Adviser’s duties under this Agreement.

8.           Representations, Warranties and Covenants.

(a)       Properly Registered. The Adviser is registered as an investment adviser under the Advisers Act, and will remain so registered for the duration of this Agreement. The Adviser is not prohibited by the Advisers Act or the 1940 Act from performing the services contemplated by this Agreement, and to the best knowledge of the Adviser, there is no proceeding or investigation that is reasonably likely to result in the Adviser being prohibited from performing the services contemplated by this Agreement. The Adviser agrees to promptly notify the Trust of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser to an investment company. The Adviser is in compliance in all material respects with all applicable federal and state law in connection with its investment management operations.

(b)       ADV Disclosure. The Adviser has provided the Trust with a copy of its Form ADV as most recently filed with the Commission and will, promptly after filing any amendment to its Form ADV with the Commission, furnish a copy of such amendments to the Trust. The information contained in the Adviser’s Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(c)      Fund Disclosure Documents. The Adviser has reviewed and will in the future review, the Registration Statement, and any amendments or supplements thereto, the annual or semi-annual reports to shareholders, other reports filed with the Commission and any marketing material of a Fund (collectively the Disclosure Documents) and represents and warrants that with respect to disclosure about the Adviser, the manner in which the Adviser manages the Fund or information relating directly or indirectly to the Adviser, such Disclosure Documents contain or will contain, as of the date thereof, no untrue statement of any material fact and does not omit any statement of material fact which was required to be stated therein or necessary to make the statements contained therein not misleading.

(d)       Use Of The Name “FactorShares.” The Adviser has the right to use the name “FactorShares” in connection with its services to the Trust and that, subject to the terms set forth in Section 8 of this Agreement, the Trust shall have the right to use the name “FactorShares” in connection with the Adviser’s management of the Funds. The Adviser  is  not  aware  of  any  threatened  or  existing  actions,  claims,  litigation  or proceedings that would adversely effect or prejudice the rights of the Adviser or the Trust to use the name “FactorShares.”

(e)       Insurance. The Adviser maintains errors and omissions insurance coverage in an appropriate amount and shall provide prior written notice to the Trust (i) of any material changes in its insurance policies or insurance coverage; or (ii) if any material claims will be made on its insurance policies. Furthermore, the Adviser shall upon reasonable request provide the Trust with any information it may reasonably require concerning the amount of or scope of such insurance.

(f)        No Detrimental Agreement. The Adviser represents and warrants that it has no arrangement or understanding with any party, other than the Trust, that would influence the decision of the Adviser with respect to its selection of securities for a Fund, and that all selections shall be done in accordance with what is in the best interest of the Fund.

(g)      Conflicts. The Adviser shall act honestly, in good faith and in the best interests of the Trust including requiring any of its personnel with knowledge of Fund activities to place the interest of the Fund first, ahead of their own interests, in all personal  trading  scenarios  that  may  involve  a  conflict  of  interest  with  the  Funds, consistent with its fiduciary duties under applicable law.

(h)       Representations. The representations and warranties in this Section 7 shall be deemed to be made on the date this Agreement is executed and at the time of delivery of the quarterly compliance report required by Section 3(a), whether or not specifically referenced in such report.

9.          Independent Contractor. In the performance of its duties hereunder, the Adviser is and shall be an independent contractor and, unless otherwise expressly provided herein or otherwise authorized in writing, shall have no authority to act for or represent the Trust or any Fund in any way or otherwise be deemed to be an agent of the Trust or any Fund. If any occasion should arise in which the Adviser gives any advice to its clients concerning the shares of a Fund, the Adviser will act solely as investment counsel for such clients and not in any way on behalf of the Fund.

10.          Assignment. This Agreement shall automatically terminate, without the payment of any penalty, in the event of its assignment (as defined in section 2(a)(4) of the 1940 Act); provided that such termination shall not relieve the Adviser of any liability incurred hereunder.

11.          Entire Agreement and Amendments. This Agreement represents the entire agreement among the parties with regard to the investment management matters described herein and may not be added to or changed orally and may not be modified or rescinded except by a writing signed by the parties hereto except as otherwise noted herein.

12.          Duration and Termination. This Agreement shall become effective upon the commencement of the inception date of the Fund, and shall remain in full force and effect continually thereafter, subject to renewal as provided in subparagraph (c) of this section and unless terminated automatically as set forth in Section 11 hereof or until terminated as follows:

(a)       The Trust may cause this Agreement to terminate either (i) by vote of its Board or (ii) with respect to any Fund, upon the affirmative vote of a majority of the outstanding voting securities of the Fund; or

(b)       The Adviser may at any time terminate this Agreement by not more than sixty (60) days’ nor less than thirty (30) days’ written notice delivered or mailed by registered mail, postage prepaid, to the Trust; or

(c)       This Agreement shall automatically terminate two years from the date of its execution unless its renewal is specifically approved at least annually thereafter by (i) a majority vote of the Trustees, including a majority vote of such Trustees who are not interested persons of the Trust or the Adviser, at a meeting called for the purpose of voting on such approval; or (ii) the vote of a majority of the outstanding voting securities of each Fund; provided, however, that if the continuance of this Agreement is submitted to the shareholders of the Funds for their approval and such shareholders fail to approve such continuance of this Agreement as provided herein, the Adviser may continue to serve hereunder as to the Funds in a manner consistent with the 1940 Act and the rules and regulations thereunder.

Termination of this Agreement pursuant to this Section shall be without payment of any penalty.

In the event of termination of this Agreement for any reason, the Adviser shall, immediately upon notice of termination or on such later date as may be specified in such notice, cease all activity on behalf of the Fund and with respect to any of the assets, except as otherwise required by any fiduciary duties of the Adviser under applicable law. In addition, the Adviser shall deliver the Fund Books and Records to the Trust by such means and in accordance with such schedule as the Trust shall direct and shall otherwise cooperate, as reasonably directed by the Trust, in the transition of portfolio asset management to any successor of the Adviser.

13.           Certain Definitions. For the purposes of this Agreement:

(a)       “Affirmative vote of a majority of the outstanding voting securities of the Fund” shall have the meaning as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the Commission under the 1940 Act or any interpretations of the Commission staff.

(b)       “Interested  persons”   and   “Assignment”  shall  have  their  respective meanings as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the Commission under the 1940 Act or any interpretations of the Commission staff.

14.       Liability of the Adviser. The Adviser shall indemnify and hold harmless the Trust and all affiliated persons thereof (within the meaning of Section 2(a)(3) of the 1940 Act) and all controlling persons  (as described in Section 15  of  the 1933  Act) (collectively, the “Adviser Indemnitees”) against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) by reason of or arising out of the Adviser’s willful misfeasance, bad faith or gross negligence generally in the performance of its duties hereunder or its reckless disregard of its obligations and duties under this Agreement.

15.      Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

16.       Limitation of Liability. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Certificate of Trust, as amended from time to time, is on file in the Office of the Secretary of State of the State of Delaware. Such Certificate of Trust and the Trust’s Agreement and Declaration of Trust describe in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

17.       Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the state of Delaware and the Adviser consents to the jurisdiction of courts, both state or federal, in Delaware, with respect to any dispute under this Agreement.

18.       Paragraph Headings. The headings of paragraphs contained in this Agreement are provided for convenience only, form no part of this Agreement and shall not affect its construction.

19.       Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

FACTORSHARES TRUST, on behalf of each Fund listed on Schedule A

By: _____________________________
Name:_____________________________
Title: _____________________________

FACTOR ADVISORS, LLC By:

By: _____________________________
Name:_____________________________
Title: _____________________________

Acknowledged:

PURESHARES LLC

By: _____________________________
Name:_____________________________
Title: _____________________________

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT Dated October __, 2012 between FACTORSHARES TRUST
and
FACTOR ADVISORS, LLC

The Business Manager will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate During First 5 Years	Rate After 5 Years
PureFunds ISE Diamond/Gemstone ETF	$30,000	0.15%	0.13%
PureFunds ISE Mining Service ETF	$30,000	0.15%	0.13%
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF	$30,000	0.15%	0.13%

A-1

FORM OF

FACTORSHARES TRUST

and

PURESHARES LLC

BUSINESS MANAGEMENT AGREEMENT

AGREEMENT, dated October __, 2012, by and between the FACTORSHARES TRUST (the “Trust”), on behalf of the PureFunds ISE Diamond/Gemstone ETF, PureFunds ISE Mining Service ETF, and PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF (each a “Fund,” and together the “Funds”), and PureShares LLC (the “Manager”).

WHEREAS, the Trust is a registered investment company under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Manager is ready, willing and able to act as business manager of the Funds;

NOW, THEREFORE, for good and valuable consideration, the receipt whereof is hereby acknowledged, and the mutual performance of the undertakings herein, it is agreed by and between the parties hereto as follows:

1.              The Manager

(a)           As business manager for the Funds, the Manager will be responsible for the general management of the Funds’ affairs.  The Manager will furnish the Funds the services of employees of the Manager to perform certain of the executive, administrative and clerical services in the management and conduct of the corporate business and affairs of the Funds.  Such services shall include, but not be limited to, those services set forth in Exhibit A, attached to this agreement and made a part of it.  The Manager shall pay the compensation and travel expenses of all such employees of the Manager, who shall serve without additional compensation from the Funds.

(b)           The Manager agrees to pay all ordinary operating fund expenses (“Ordinary Operating Expenses”) listed below for the Funds:

US Bank and Quasar annual minimum fee	$208,600 for year 1
for Fund Admin and Distribution	$233,600 for year 2
*max combined BPS	12.5

1

US Bank for Custody	No minimum/per schedule

SEC Fund Registration Fees	Based on actual shares issued

An accounting firm approved by the Trust’s boardfor Auditing and Tax	$36,000 per year

Issuer Direct and Broadridge for fulfillment and filing	No minimum

Factor Advisors, LLC for investment advisory services annual minimum fee	$30,000 initial, plus $90,000 per year
*max BPS	15; after five years 13

NYSE for listing	$37,500 for year 1
$15,000 for year 2 and annually

International SecuritiesExchange for	No minimum
IIV calculation and Index licensing

NYSE for Fund IIV	$12,000 per year

CCO approved by the Board of Trustees for Compliance	$36,000 per year, but subject to market adjustments

Prorata Share of one or more insurance policies approved by the Board
of the Trust to provide D&O and E&O Insurance and a Fidelity Bond	$11,364

Ordinary Operating Expenses for the three (3) Funds in total shall include only the cost of the services from the service providers listed above.Manager will not be responsible for (i) expenses of a Fund incurred in connection with the execution of portfolio securities transactions on behalf of such Fund, (ii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, if applicable, (iii) litigation expenses, (iv) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes), (v) any cost or expense that a majority of the Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) deems to be an extraordinary expense, (vi) fees and expenses for independent trustees, (vii) fund related legal expenses, (viii) the business management fee payable to the Manager, and (ix) acquired fund fees and expenses.  Under no circumstances would the Manager be obligated to pay expenses incurred by any other series of the Trust other than the Funds.

2

The Manager will make first payment within 10 business days with respect to the Ordinary Operating Expenses of a Fund upon a Fund registration statement being declared effective by the SEC which shall include: Factor Advisors LLC $30,000 initial, NYSE listing fee $37,500 and prorata share of E&O, D&O and fidelity bond annual premiums, which are subject to agreed renewal premium adjustments.

(c)           Subject to mutually agreed additions and deletions to and/or from 1(b), payment by the Manager of the Ordinary Operating Expenses shall be deemed paid in full at the amounts set forth in 1(b).  The Funds, or another service provider to the Funds, shall pay all of the Funds’ expenses not assumed by the Manager as provided in 1(b), unless voluntarily assumed by the Manager.

2.           For the services to be provided by the Manager hereunder with respect to each Fund, the Funds shall pay to the Manager an annual gross business management fee equal to the amount set forth on Exhibit B attached hereto on or before the tenth (10th)day of each month.  Upon the Manager terminating this agreement on a day other than the last day of the month the fee for the period from the beginning of the month in which termination occurs to the date of termination shall be prorated according to the proportion which such period bears to the full month.

3.           Nothing contained in this agreement shall be construed to prohibit the Manager from performing business management for other investment companies and other persons or companies, or to prohibit affiliates of the Manager from engaging in such businesses or in other related or unrelated businesses.  The Manager shall have no liability to a Fund, or its shareholders or creditors, for any error of judgment, mistake of law, or for any loss arising out of any investment, or for any other act or omission in the performance of its obligations to the Fund not involving willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder.

4.           This agreement shall become effective October __, 2012 and continue in effect until the close of business onOctober __, 2015.  It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved at least annually (a) by the Trustees of the Fund, or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, and (b) by a majority of the Trustees who are not parties to the agreement nor interested persons (as that term is defined in the 1940 Act) of any such party, by vote at a meeting called for the purpose of voting on such continuance.

5.           This agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, upon not less than one hundred and twenty (120) days’ written notice to the Manager, or by the Manager on like notice to a Fund (which notice may be waived by the party entitled to the notice).

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6.           This agreement may be amended, supplemented, or extended by a written instrument signed by the parties hereto at any time, subject to the approvals required in paragraph 4 above.

7.           This agreement shall be governed by New York law, excluding the laws on conflicts of laws.  To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.  Any provision of this agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

8.           Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given when sent by registered or certified mail, postage prepaid, return receipt requested, as follows:

Notice to the Manager shall be sent to

PureShares LLC
2 Central Avenue
Suite B
Madison, NJ 07940
Attention: Paul Zimnisky

and notice to the Trust shall be sent to

FACTORSHARES TRUST
1 Penn Plaza, 36 Floor
New York, NY 10119
Attention: Sam Masucci

9.           This agreement constitutes the entire agreement of the parties hereto.

10.           This agreement is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding upon any of the Trustees, officers or shareholders of the Funds individually, but are binding only upon the Funds to which such obligations pertain and the assets and property of such Funds.  All obligations of the Funds under this agreement shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

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11.           This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument.

12.           The Managerowns the exclusive rights to the name “PureFunds,” and grants to theTrust limited use of the name “Pure Funds” (the “Name”) as part of the name of the Funds. The foregoing authorization by the Manager to the Trust to use the Name as part of the name of the Funds is not the right of the Adviser itself to use, or to authorize others to use, the Name. The Trust shall (1) only use the Name in amanner consistent with uses approved by the Manager; (2) use commercially  reasonable efforts to maintain the quality of the services offered using the Name; and (3) ad here to such other specific quality control standards as the Manage rmay from time to time promulgate. At there quest of the Manager, the Trust will (a) submit to the Manager representative samples of any promotional materials using the Name; and (b) change the name of any Fund within three months of its receipt of the Manager’s  request, or such other shorter time period as may be required under the terms of a settlement agreement or court order, so as to eliminate all reference to the Name and will not thereafter transact any business using the Name in the name of any Fund; provided, however, that the Manager will bear all costs associated with such Name change.

The Trust acknowledges PureShares LLC as the party responsible for creating and developing the concepts of each of the Funds. The Trust acknowledges that PureShares LLC’s incentive for paying all fees and expenses related to the Funds is for the expectation of acting as Manager for the duration of the Funds.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their officers thereunto duly authorized as of the day and year first written above.

FACTORSHARES TRUST

                                       By:______________________________________

PURESHARES LLC

                                       By:______________________________________

6

EXHIBIT A

TO

BUSINESS MANAGEMENT AGREEMENT

SERVICES TO BE PERFORMED BY

PURESHARES LLC (“Manager”)

PURSUANT TO SECTION 1

1.	Furnish and compensate all employees required to perform the Manager’s duties under the Business Management Agreement.

2.
Collect and analyze comparative statistical data on investment results, operating expenses and growth of the Fund, sales and redemptions of the Fund’s shares, and prepare and submit the following reports on such data to the Board of Trustees:

a.   Comparative investment results, and

b.   Net sales and redemptions of Fund shares.

3.	Monitor financial position of the Fund.

4.	Review and analyze Fund expense ratios.

5.
Develop and maintain disclosure controls per the PureShares LLC Controls Committee.  The Committee ensures that any material weakness or fraud, of which it is aware, is reported directly to the Fund’s Audit Committee and independent registered public accountant.

6.
Monitor and report regularly to the Board on the use of Fund assets for payments under Rule 12b-1 Plans of Distribution, if any, to ensure such expenditures are limited to expenses authorized by the Board of Trustees, and are within overall Plan limits.  Review all Plan payments for consistency with the terms of the Plans.  Assist Board in the review of materials presented by principal underwriter and Fund counsel to assist Trustees in assessing annual required renewal of any 12b-1 Plan that may be adopted. Review sales literature provided to the Manager by principal underwriter for consistency with Fund policies and procedures.

7.	Receive and review monthly fund accounting exception reports.

8.
Responddirectly and/or in coordination with appropriate service provider to inquiries received directly from shareholders and dealers.  Maintain a copy of related correspondence.  Make special reports to shareholders, as requested.

9.	Perform such other activities, duties and responsibilities as promulgated by rule or regulation.

A-1

EXHIBIT B

TO

BUSINESS MANAGEMENT AGREEMENT

MANAGER COMPENSATION

PureFunds ISE Diamond/Gemstone ETF	69 bps
PureFunds ISE Mining Service ETF	69 bps
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF	69 bps

The parties acknowledge that the unitary fee shall be set at 69 bps, but the fee may be subject to change upon renewal of the agreement if all parties including the Manager agree.  The unitary fee, at whatever level, is the basis for the compensation of the Manager.

B-1

FORM OF
ESPOSITO PARTNERS, LLC
SUB-ADVISORY AGREEMENT

AGREEMENT made this __ day of October, 2012 by and between Factor Advisors, LLC, a Delaware limited liability company with its principal place of business at One Penn Plaza, 36th Floor, New York, New York 10119 (the “Adviser”), and Esposito Partners, LLC, a Delaware limited liability company with its principal place of business at 300 Crescent Court, Suite 650, Dallas, Texas 75201 (the “Sub-adviser”).

WITNESSETH

WHEREAS, FactorShares Trust, a Delaware statutory trust (the “Registrant”), is an open-end management investment company, registered as such under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”); and

WHEREAS, the Adviser has entered into an Investment Advisory Agreement dated October __, 2012 with the Registrant; and

WHEREAS, the Registrant has entered into a Business Management Agreement dated October __, 2012 with PureShares LLC, a Delaware limited liability company with its principal place of business at 2 Central Avenue, Suite 2B, Madison, New Jersey 07940 (the “Business Manager”), pursuant to which the Business Manager is obligated to pay the Adviser an investment advisory fee set forth in Section 1(b) of the Business Management Agreement; and

WHEREAS, the Sub-adviser is registered as an investment adviser under the Advisers Act; and

WHEREAS, the Investment Advisory Agreement contemplates that the Adviser may appoint a sub-adviser to perform some or all of the services for which the Adviser is responsible; and

WHEREAS, the Sub-adviser is willing to furnish such services to the Adviser and each series listed on Appendix A hereto (each, a “Series”) of the Registrant.

NOW, THEREFORE, in consideration of the mutual covenants and benefits set forth herein, the parties agree as follows:

1.
Duties of Sub-adviser. The Adviser hereby appoints the Sub-adviser to act as investment Sub-adviser to each Series of the Registrant, for the period and on such terms as are set forth in this Agreement.  Subject to the supervision of the Adviser and the Board of Trustees of the Registrant (the “Board”), the Adviser employs the Sub-adviser to manage the investment and reinvestment of the assets of the Series, to continuously review, supervise and administer the investment program of the Series, to advise of the securities to be purchased or sold and the portion of the Series’ assets to be held un-invested, to designate the identity and weighting of the securities in the Deposit Securities and the Fund Securities (as such terms are defined in the Registration Statement), to provide the Adviser and the Registrant with records concerning the Sub-adviser’s activities which the Registrant is required to maintain, and to render regular reports to the Adviser, the Registrant’s officers and Board concerning the Sub-adviser’s discharge of the foregoing responsibilities.

1

The Sub-adviser will oversee the maintenance of all books and records with respect to the securities transactions of each Series, and will furnish the Board with such periodic and special reports as the Board reasonably may request. In compliance with the requirements of Rule 31 a-3 under the 1940 Act, the Sub-adviser agrees that all records which it maintains for the Registrant are the property of the Registrant, agrees to preserve for the periods prescribed by Rule 31 a-2 under the 1940 Act any records which it maintains for the Registrant and which are required to be maintained by Rule 31 a-I under the 1940 Act and further agrees to surrender promptly to the Registrant any records which it so maintains, upon request by the Registrant. The Sub-adviser shall discharge the foregoing responsibilities subject to the control and supervision of the Adviser and the officers and the Board of the Registrant, and in compliance with the objectives, policies and limitations set forth in the Registrant’s Registration Statement, including the Series’ prospectus and statement of additional information, applicable laws and regulations.

In carrying out its responsibilities hereunder, the Sub-adviser will consult with the Adviser on a continuous basis regarding the management of the Series. The Sub-adviser accepts such employment and agrees to render the services and to provide, at its own expense, the office space, furnishings and equipment and the personnel required by it to perform the services on the terms and for the compensation provided therein.

The Sub-adviser shall be responsible for reviewing proxy solicitation materials or voting and handling proxies in relation to the securities held as assets in each of the Series.

The Sub-adviser shall promptly notify the Adviser of any financial condition that is reasonably likely to impair the Sub-adviser’s ability to fulfill its commitment under the Agreement.

The Sub-adviser shall furnish to the Adviser or the Board of Trustees such periodic reports and special reports, balance sheets or financial information, and such other information with regard to its affairs as the Adviser or Board of Trustees may reasonably request.  Upon the request of the Adviser, the Sub-adviser shall also furnish to the Adviser any other information relating to the assets that is required to be filed by the Adviser or the Trust with the SEC or sent to shareholders under the 1940 Act (including the rules adopted thereunder) or any exemptive or other relief that the Adviser or the Trust obtains from the SEC.

2.
Portfolio Transactions. The Sub-adviser is authorized to select the brokers or dealers that will execute the purchases and sales of securities for the Series and is directed to use its best efforts to obtain the best available price and most favorable execution. Consistent with any guidelines established by the Board and Section 28(e) of the Securities Exchange Act of 1934, the Sub-adviser is authorized to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for a Series which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if, but only if, the Sub-adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of that particular transaction or in terms of the overall responsibilities of the Sub-adviser to its discretionary clients, including each of the Series.  In addition, the Sub-adviser is authorized to allocate purchase and sale orders for securities to brokers or dealers (including brokers and dealers that are affiliated with the Adviser, Sub-adviser or the Registrant’s principal underwriter) if the Sub-adviser believes that the quality of the transaction and the commission are comparable to what they would be with other qualified firms.  In no instance, however, will the assets be purchased from or sold to the Adviser, Sub-adviser, the Registrant’s principal underwriter, or any affiliated person of either the Registrant, Adviser, the Sub-adviser or the Registrant’s principal underwriter, acting as principal in the transaction, except to the extent permitted by the U.S. Securities and Exchange Commission (“SEC”) and the 1940 Act.

2

The Sub-adviser may, on occasions when it deems the purchase or sale of a security to be in the best interests of the Series as well as its other customers, aggregate, to the extent permitted by applicable laws and regulations, the securities to be sold or purchased in order to obtain the best net price and the most favorable execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations. The execution of such transactions shall not be deemed to represent an unlawful act or breach of any duty created by this Agreement or otherwise. The Sub-adviser will promptly communicate to the Adviser and the officers and Board of the Registrant such information relating to Series transactions as they may reasonably request.

3.
Compensation of the Sub-adviser. For the services to be rendered by the Sub-adviser as provided in Section 1 of this Agreement, the Adviser shall pay to the Sub-adviser at the end of each month an advisory fee accrued daily and payable monthly based on an annual percentage rate of each Series’ average daily net assets or minimum fee. The annual percentage rate and minimum fee for each Series is set forth in Appendix B hereto. In addition, the Adviser shall be responsible for extraordinary expenses incurred by the Sub-adviser in performing its services hereunder, including, without limitation, expenses incurred with respect to proxy voting execution, advice, non-payment of Registrant and reporting. In the event of termination of this Agreement, the fee provided in this Section shall be computed on the basis of the period ending on the last business day on which this Agreement is in effect, subject to a pro rata adjustment based on the number of days elapsed in the month as a percentage of the total number of days in such month.

4.
Reports. The Adviser agrees to furnish to the Sub-adviser current prospectuses, proxy statements, reports to shareholders, financial statements and such other information relating to the Series as the Sub-adviser may reasonably request. The Sub-adviser agrees to furnish to the Adviser and to the Board of the Registrant such information concerning its own affairs as the Adviser or the Board of the Registrant may reasonably request, including copies of its Form ADV and any other filings of the Sub-adviser with the SEC and certified copies of its financial statements.

5.	Status of Sub-adviser. The services of the Sub-adviser to the Adviser and the Series are not to be deemed exclusive, and the Sub-adviser shall be free to render similar services to others.

6.
Liability of Sub-adviser. (a) In the absence of (i) willful misfeasance, bad faith or gross negligence on the part of the Sub-adviser in performance of its obligations and duties hereunder, (ii) reckless disregard by the Sub-adviser of its obligations and duties hereunder or (iii) a loss resulting from a breach of fiduciary duty by the Sub-adviser with respect to the receipt of compensation for its services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act, the Sub-adviser shall not be subject to any liability whatsoever to the Adviser of the Series, the Registrant, or to any shareholder of the Series, for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on behalf of the Series. (b) In no event shall the Sub-adviser be liable for (i) acting in accordance with instructions from the Adviser, (ii) special, consequential or punitive damages, or (iii) or any losses due to forces beyond the control of the Sub-adviser including, without limitation, strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services. (c) The Adviser shall indemnify the Sub-adviser and hold it harmless against any and all claims, losses, liabilities, damages or expenses, including attorneys’ fees and expenses, howsoever arising from or in connection with this Agreement or the performance of its own duties hereunder, provided that nothing contained herein shall require that the Sub-adviser be indemnified for its gross negligence or willful misconduct.

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7.
Duration and Termination. This Agreement shall become effective upon the date first written above, provided that this Agreement shall not take effect with respect to the Series unless it has first been approved by a vote of a majority of those Trustees of the Registrant, who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.  This Agreement shall continue in effect for a period of two years from the date hereof, unless sooner terminated as provided herein, and thereafter this Agreement shall continue in force and effect from year to year so long as such continuance is specifically approved at least annually (a) by the Adviser and (b) by the Board of the Registrant or by vote of a majority of the outstanding voting securities of the Series. In addition to the foregoing, each renewal of this Agreement must be approved by the vote of a majority of the Trustees of the Board who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. Prior to voting on the renewal of this Agreement, the Board may request and evaluate, and the Sub-Adviser shall furnish, such information as may reasonably be necessary to enable the Board to evaluate the terms of the Agreement.

This Agreement may be terminated by the Adviser or by the Series at any time, without the payment of any penalty (in the case of termination by the Series, by vote of a majority of the entire Board of Trustees of the Registrant or by vote of a majority of the outstanding voting securities of the Series), on 60 days’ written notice to the Sub-adviser and, in the case of termination by the Adviser, to the Registrant. This Agreement may be terminated by the Sub-adviser at any time, without the payment of any penalty, upon 60 days’ written notice to the Adviser and the Series. This Agreement will automatically and immediately terminate in the event of its assignment. Any notice under this Agreement shall be given in writing, addressed and delivered or mailed postpaid, to the other party at any office of such party and shall be deemed given when received by the addressee. As used in this Section 7, the terms “assignment”, “interested persons”, and “a vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in Section 2(a)(4), Section 2(a)(19) and Section 2(a)(42) of the 1940 Act.

8.
Compliance Program of the Sub-adviser.  The Sub-adviser hereby represents and warrants that:  (a) in accordance with Rule 206(4)-7 under the Advisers Act, the Sub-adviser has adopted and implemented and will maintain written policies and procedures reasonably designed to prevent violation by the Sub-adviser and its supervised persons (as such term is defined in the Advisers Act) of the Advisers Act and the rules the SEC has adopted under the Advisers Act; and (b) to the extent that the Sub-adviser’s activities or services could affect the Series, the Sub-adviser has adopted and implemented and will maintain written policies and procedures that are reasonably designed to prevent violation of the “federal securities laws” (as such term is defined in Rule 38a-1 under the 1940 Act) by the Series and the Sub-adviser (the policies and procedures referred to in this Section 8(b), along with the policies and procedures referred to in Section 8(a), are referred to herein as the Sub-adviser’s “Compliance Program”).

9.
Confidentiality.  Subject to the duty of the Adviser or Sub-adviser to comply with applicable law, including any demand of any regulatory or taxing authority having jurisdiction, the parties hereto shall treat as confidential all non-public information pertaining to the Series and the actions of the Sub-adviser and the Series in respect thereof. It is understood that any information or recommendation supplied by the Sub-adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the Adviser, the Series or such persons as the Adviser may designate in connection with the Series.  It is also understood that any information supplied to the Sub-adviser in connection with the performance of its obligations hereunder, particularly, but not limited to, any list of investments which, on a temporary basis, may not be bought or sold for the Fund is to be regarded as confidential and for use only by the Sub-adviser in connection with its obligation to provide investment advice and other services to the Series. The parties acknowledge and agree that all nonpublic personal information with regard to shareholders in the Series shall be deemed proprietary information of the Adviser, and that the Sub-adviser shall use that information solely in the performance of its duties and obligations under this Agreement and shall take reasonable steps to safeguard the confidentiality of that information.  Further, the Sub-adviser shall maintain and enforce adequate security procedures with respect to all materials, records, documents and data relating to any of its responsibilities pursuant to this Agreement including all means for the effecting of investment transactions.

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10.	Reporting of Compliance Matters. (a) The Sub-adviser shall promptly provide to the Registrant’s Chief Compliance Officer (“CCO”) the following:

(i) reasonable access, at the Sub-adviser’s principal office or such other place as may be mutually agreed to by the parties, to all SEC examination correspondences, including correspondences regarding books and records examinations and “sweep” examinations, issued during the term of this Agreement, in which the SEC identified any concerns, issues or matters (such correspondences are commonly referred to as “deficiency letters”) relating to any aspect of the Sub-adviser’s investment advisory business and the Sub-adviser’s responses thereto; provided that the Sub-adviser may redact from such correspondences client specific confidential information, material subject to the attorney-client privilege, and material non-public information, that the Sub-adviser reasonably determines should not be disclosed to the Registrant’s CCO;

(ii) a report of any material violations of the Sub-adviser’s Compliance Program or any “material compliance matters” (as such term is defined in Rule 38a-1 under the 1940 Act) that have occurred with respect to the Sub-adviser’s Compliance Program;

(iii) on a quarterly basis, a report of any material changes to the policies and procedures that compose the Sub-adviser’s Compliance Program;

(iv) a copy of the Sub-adviser’s chief compliance officer’s report (or similar document(s) which serve the same purpose) regarding his or her annual review of the Sub-adviser’s Compliance Program, as required by Rule 206(4)-7 under the Advisers Act; and

(v) an annual (or more frequently as the Trust’s CCO may reasonably request) representation regarding the Sub-Adviser’s compliance with Section 8 of this Agreement.

(b) The Sub-Adviser shall also provide the Registrant’s CCO with reasonable access, during normal business hours, to the Sub-Adviser’s facilities for the purpose of conducting pre-arranged on-site compliance related due diligence meetings with personnel of the Sub-adviser.

11.
Amendment of Agreement. This Agreement may be amended only by written agreement of the Adviser and the Sub-adviser, and only in accordance with the provisions of the 1940 Act and the rules and regulations promulgated thereunder.

12.	Severability. If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

13.	Applicable law. This Agreement shall be construed in accordance with the laws of the State of Texas, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

14.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

5

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Factor Advisors, LLC	Esposito Partners, LLC

By: __________________________________________	By: __________________________________________

Title: _________________________________________	Title: _________________________________________

Date: ________________________________________	Date: _________________________________________

6

Appendix A

Funds

PureFunds ISE Diamond/Gemstone ETF

PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF

PureFunds ISE Mining Service ETF

A-1

Appendix B

The Adviser, pursuant to Section 3 of this Agreement, agrees to pay the Sub-adviser under the following schedule:

Domestic
Total Assets Under Management (AUM)    = 5 BPS

Domestic Sub-Advisory payments are subject to a minimum relationship fee per year (computed monthly) of $15,000.00 per fund under management.

B-1